Exhibit 99.3

Li Auto Inc. Announces Unaudited First Quarter 2023 Financial Results

Quarterly total revenues reached RMB18.79 billion (US$2.74 billion)1

Quarterly deliveries reached 52,584 vehicles

BEIJING, China, May 10, 2023 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended March 31, 2023.

Operating Highlights for the First Quarter of 2023

•	Total vehicle deliveries were 52,584 units in the first quarter of 2023, representing a 65.8% year-over-year increase.

Deliveries	2023 Q1	2022 Q4	2022 Q3	2022 Q2
	52,584	46,319	26,524	28,687

Deliveries	2022 Q1	2021 Q4	2021 Q3	2021 Q2
	31,716	35,221	25,116	17,575

•	As of March 31, 2023, the Company had 299 retail stores covering 123 cities, as well as 318 servicing centers and Li Auto-authorized body and paint shops operating in 223 cities.

Financial Highlights for the First Quarter of 2023

•	Vehicle sales were RMB18.33 billion (US$2.67 billion) in the first quarter of 2023, representing an increase of 96.9% from RMB9.31 billion in the first quarter of 2022 and an increase of 6.1% from RMB17.27 billion in the fourth quarter of 2022.

•	Vehicle margin[2] was 19.8% in the first quarter of 2023, compared with 22.4% in the first quarter of 2022 and 20.0% in the fourth quarter of 2022.

•	Total revenues were RMB18.79 billion (US$2.74 billion) in the first quarter of 2023, representing an increase of 96.5% from RMB9.56 billion in the first quarter of 2022 and an increase of 6.4% from RMB17.65 billion in the fourth quarter of 2022.

•	Gross profit was RMB3.83 billion (US$557.7 million) in the first quarter of 2023, representing an increase of 77.0% from RMB2.16 billion in the first quarter of 2022 and an increase of 7.4% from RMB3.57 billion in the fourth quarter of 2022.

•	Gross margin was 20.4% in the first quarter of 2023, compared with 22.6% in the first quarter of 2022 and 20.2% in the fourth quarter of 2022.

1 All translations from Renminbi (“RMB”) to U.S. dollar (“US$”) are made at a rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Income from operations was RMB405.2 million (US$59.0 million) in the first quarter of 2023, compared with RMB413.1 million loss from operations in the first quarter of 2022 and RMB133.6 million loss from operations in the fourth quarter of 2022. Non-GAAP income from operations[3] was RMB885.4 million (US$128.9 million) in the first quarter of 2023, compared with RMB74.9 million non-GAAP income from operations in the first quarter of 2022 and representing an increase of 55.7% from RMB568.7 million non-GAAP income from operations in the fourth quarter of 2022.

•	Net income was RMB933.8 million (US$136.0 million) in the first quarter of 2023, compared with RMB10.9 million net loss in the first quarter of 2022 and representing an increase of 252.0% from RMB265.3 million net income in the fourth quarter of 2022. Non-GAAP net income[3] was RMB1.41 billion (US$205.9 million) in the first quarter of 2023, representing an increase of 196.4% from RMB477.1 million non-GAAP net income in the first quarter of 2022 and an increase of 46.1% from RMB967.6 million non-GAAP net income in the fourth quarter of 2022.

•	Net cash provided by operating activities was RMB7.78 billion (US$1.13 billion) in the first quarter of 2023, representing an increase of 324.3% from RMB1.83 billion net cash provided by operating activities in the first quarter of 2022 and an increase of 58.0% from RMB4.93 billion net cash provided by operating activities in the fourth quarter of 2022.

•	Free cash flow[4] was RMB6.70 billion (US$975.9 million) in the first quarter of 2023, compared with RMB502.0 million free cash flow in the first quarter of 2022, and representing an increase of 105.8% from RMB3.26 billion free cash flow in the fourth quarter of 2022.

Key Financial Results

(in millions, except for percentages)

	For the Three Months Ended			% Change[5]
	March 31, 2022	December 31, 2022	March 31, 2023	YoY	QoQ
	RMB	RMB	RMB
Vehicle sales	9,308.6	17,268.3	18,327.3	96.9%	6.1%
Vehicle margin	22.4%	20.0%	19.8%	(2.6)%	(0.2)%

Total revenues	9,562.0	17,649.9	18,787.1	96.5%	6.4%
Gross profit	2,163.9	3,566.3	3,830.1	77.0%	7.4%
Gross margin	22.6%	20.2%	20.4%	(2.2)%	0.2%

(Loss)/income from operations	(413.1)	(133.6)	405.2	N/A	N/A
Non-GAAP income from operations	74.9	568.7	885.4	N/A	55.7%

Net (loss)/income	(10.9)	265.3	933.8	N/A	252.0%
Non-GAAP net income	477.1	967.6	1,414.1	196.4%	46.1%

Operating cash flow	1,833.8	4,925.4	7,780.4	324.3%	58.0%
Free cash flow (non-GAAP)	502.0	3,257.3	6,702.1	N/A	105.8%

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

5 Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

•	In April 2023, the Company delivered 25,681 vehicles, representing an increase of 516.3% from April 2022. As of April 30, 2023, the Company had 302 retail stores covering 123 cities, in addition to 318 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities.

Autonomous Driving and BEV Roadmap

•	On April 18, 2023, the Company unveiled its autonomous driving and BEV roadmap at the 20th Shanghai International Automobile Industry Exhibition. In terms of autonomous driving, the Company expects to release its city NOA for beta testing in its full-stack self-developed Li AD Max 3.0 in the second quarter of 2023, and targets to roll out in 100 cities nationwide by the end of 2023. In addition, the Company introduced its 800-volt fast charging solution, which allows its BEVs to achieve a driving range of 400 kilometers with around 10 minutes of charging. It will strive to establish a model portfolio of one super flagship vehicle, five EREVs, and five HPC BEVs by 2025. The Company endeavors to build over 300 charging stations along highways by the end of 2023 and will strive to expand its charging network to 3,000 charging stations by 2025.

Safety Evaluation Results

•	In April 2023, the China Insurance Automotive Safety Index (“C-IASI”) Management Center published the safety evaluation results for Li L8 based on crash tests. Li L8 achieved a G rating, the highest safety rating, in three out of four evaluation categories — occupant safety, pedestrian safety, and assistance safety — and an M rating in the crashworthiness and repair economy category. With respect to occupant safety, Li L8 received G ratings in the crash tests of 25% frontal offset impact on both the driver and passenger sides.

In April 2023, Li L9 achieved a five-star safety rating in the latest China New Car Assessment Program (“C-NCAP”) tests released by China Automotive Technology and Research Center Co., Ltd. It received currently the highest weighted score of 91.3% among vehicles tested under the C-NCAP management protocol (2021 edition), including 93.37% on occupant protection, 75.87% on pedestrian protection, and 95.55% on active safety.

2022 Environmental, Social and Governance Report

•	On April 21, 2023, the Company published its 2022 Environmental, Social and Governance (ESG) report (https://ir.lixiang.com/esg), detailing its ESG strategies, practices, and performance in 2022.

At-The-Market Offering

•	On June 28, 2022, the Company announced an at-the-market offering program (the “ATM Offering”) to sell up to US$2,000,000,000 of American depositary shares (“ADSs”), each representing two Class A ordinary shares of the Company.

As of the date of this press release, the Company has sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares of the Company under the ATM Offering, raising gross proceeds of US$366.5 million before deducting fees and commissions payable to the distribution agents of up to US$4.8 million and certain other offering expenses. These figures remain unchanged compared to the Company’s last update of the ATM Offering in the fourth quarter and full year 2022 earnings release.

CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “Facing an NEV landscape with intensified competition, we claimed the third place in terms of sales among NEV brands priced over RMB200,000 in China in the first quarter of 2023. This was made possible by the continued user endorsement of our Li L9 and Li L8, and the strong order intake and quick ramp-up of our Li L7, demonstrating once again our ability to design and build blockbuster models, as well as the strength and collaborative efficacy of our supply chain, manufacturing, and sales and servicing network.”

“The autonomous driving and BEV roadmap that we announced on April 18 marked the 3.0 era of autonomous driving for our Company epitomized by city NOA and a new chapter in our paralleled development of EREVs and HPC BEVs. We believe that electrification and autonomy will drive continuous business expansion and greater economies of scale, which, combined with our ever-strengthening operational capability, will enable us to generate profits while creating additional value for users. Our healthy profitability and cash flow, in turn, will allow continued capital deployment to fund research and development and enhance our business capabilities, fueling our flywheel for comprehensive development.”

Mr. Tie Li, chief financial officer of Li Auto, added, “We are pleased to report a strong first quarter marked by high growth and increased profitability. The record-breaking vehicle deliveries drove a 96.5% year-over-year increase in our first quarter revenues to RMB18.79 billion. In addition, thanks to our product strength, and outstanding operating efficiency, we achieved a healthy gross margin of 20.4% and positive results, at record highs, in both our adjusted operating margin and free cash flow in the first quarter. Our strong cashflow and healthy balance sheet have well positioned us to continue investing in our future, empowering research and development across products, platforms, and systems as well as business expansion to create value for both our users and our shareholders.”

Financial Results for the First Quarter of 2023

Revenues

•	Total revenues were RMB18.79 billion (US$2.74 billion) in the first quarter of 2023, representing an increase of 96.5% from RMB9.56 billion in the first quarter of 2022 and an increase of 6.4% from RMB17.65 billion in the fourth quarter of 2022.

•	Vehicle sales were RMB18.33 billion (US$2.67 billion) in the first quarter of 2023, representing an increase of 96.9% from RMB9.31 billion in the first quarter of 2022. The increase in vehicle sales over the first quarter of 2022 was mainly attributable to the increase in vehicle deliveries, as well as the higher average selling price contributed by the Li L series. The increase of 6.1% from RMB17.27 billion in the fourth quarter of 2022 was mainly attributable to the increase in vehicle deliveries, partially offset by the lower average selling price due to different product mix between two quarters.

•	Other sales and services were RMB459.7 million (US$66.9 million) in the first quarter of 2023, representing an increase of 81.4% from RMB253.4 million in the first quarter of 2022 and an increase of 20.5% from RMB381.5 million in the fourth quarter of 2022. The increase in revenue from other sales and services over the first quarter of 2022 and the fourth quarter of 2022 was mainly attributable to increased sales of accessories and services in line with higher accumulated vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales was RMB14.96 billion (US$2.18 billion) in the first quarter of 2023, representing an increase of 102.2% from RMB7.40 billion in the first quarter of 2022 and an increase of 6.2% from RMB14.08 billion in the fourth quarter of 2022. The increase in cost of sales over the first quarter of 2022 was mainly attributable to the increase in vehicle deliveries as well as higher average vehicle cost due to different product mix between two quarters. The increase in cost of sales over the fourth quarter of 2022 was mainly attributable to the increase in vehicle deliveries, partially offset by lower average vehicle cost due to different product mix between two quarters.

•	Gross profit was RMB3.83 billion (US$557.7 million) in the first quarter of 2023, representing an increase of 77.0% from RMB2.16 billion in the first quarter of 2022 and an increase of 7.4% from RMB3.57 billion in the fourth quarter of 2022.

•	Vehicle margin was 19.8% in the first quarter of 2023, compared with 22.4% in the first quarter of 2022 and 20.0% in the fourth quarter of 2022. The decrease in vehicle margin over the first quarter of 2022 was mainly due to different product mix between two quarters.

•	Gross margin was 20.4% in the first quarter of 2023, compared with 22.6% in the first quarter of 2022 and 20.2% in the fourth quarter of 2022. The decrease in gross margin over the first quarter of 2022 was mainly driven by the decrease of vehicle margin.

Operating Expenses

•	Operating expenses were RMB3.42 billion (US$498.7 million) in the first quarter of 2023, representing an increase of 32.9% from RMB2.58 billion in the first quarter of 2022 and a decrease of 7.4% from RMB3.70 billion in the fourth quarter of 2022.

•	Research and development expenses were RMB1.85 billion (US$269.7 million) in the first quarter of 2023, representing an increase of 34.8% from RMB1.37 billion in the first quarter of 2022 and a decrease of 10.5% from RMB2.07 billion in the fourth quarter of 2022. The increase in research and development expenses over the first quarter of 2022 was primarily driven by increased expenses to support our expanding product portfolios as well as increased employee compensation as a result of our growing number of staff. The decrease in research and development expenses over the fourth quarter of 2022 was mainly in line with timing and progress of new vehicle programs.

•	Selling, general and administrative expenses were RMB1.65 billion (US$239.6 million) in the first quarter of 2023, representing an increase of 36.8% from RMB1.20 billion in the first quarter of 2022 and an increase of 0.9% from RMB1.63 billion in the fourth quarter of 2022. The increase in selling, general and administrative expenses over the first quarter of 2022 was primarily driven by increased employee compensation as a result of our growing number of staff as well as increased rental expenses associated with the expansion of our sales and servicing network.

Income/(Loss) from Operations

•	Income from operations was RMB405.2 million (US$59.0 million) in the first quarter of 2023, compared with RMB413.1 million loss from operations in the first quarter of 2022 and RMB133.6 million loss from operations in the fourth quarter of 2022. Non-GAAP income from operations was RMB885.4 million (US$128.9 million) in the first quarter of 2023, compared with RMB74.9 million non-GAAP income from operations in the first quarter of 2022 and representing an increase of 55.7% from RMB568.7 million non-GAAP income from operations in the fourth quarter of 2022.

Net Income/(Loss) and Net Earnings/(Loss) Per Share

•	Net income was RMB933.8 million (US$136.0 million) in the first quarter of 2023, compared with RMB10.9 million net loss in the first quarter of 2022 and representing an increase of 252.0% from RMB265.3 million net income in the fourth quarter of 2022. Non-GAAP net income was RMB1.41 billion (US$205.9 million) in the first quarter of 2023, representing an increase of 196.4% from RMB477.1 million non-GAAP net income in the first quarter of 2022 and an increase of 46.1% from RMB967.6 million non-GAAP net income in the fourth quarter of 2022.

•	Basic and diluted net earnings per ADS[6] attributable to ordinary shareholders were RMB0.95 (US$0.14) and RMB0.89 (US$0.13) in the first quarter of 2023, respectively, compared with RMB0.01 for both basic and diluted net loss per ADS attributable to ordinary shareholders in the first quarter of 2022, and RMB0.26 and RMB0.25 basic and diluted net earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2022, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders3 were RMB1.44 (US$0.21) and RMB1.35 (US$0.20) in the first quarter of 2023, respectively, compared with RMB0.49 and RMB0.47 non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders in the first quarter of 2022, respectively, and RMB0.98 and RMB0.93 non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2022, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Balance of cash and cash equivalents, restricted cash, time deposits and short-term investments was RMB65.00 billion (US$9.46 billion) as of March 31, 2023.

•	Net cash provided by operating activities was RMB7.78 billion (US$1.13 billion) in the first quarter of 2023, representing an increase of 324.3% from RMB1.83 billion net cash provided by operating activities in the first quarter of 2022 and an increase of 58.0% from RMB4.93 billion net cash provided by operating activities in the fourth quarter of 2022. The increase in net cash provided by operating activities over both the first quarter of 2022 and the fourth quarter of 2022 was mainly due to the increase in cash received from customers resulting from the increase in vehicle deliveries.

•	Free cash flow was RMB6.70 billion (US$975.9 million) in the first quarter of 2023, compared with RMB502.0 million free cash flow in the first quarter of 2022, and representing an increase of 105.8% from RMB3.26 billion free cash flow in the fourth quarter of 2022. The increase in free cash flow over both the first quarter of 2022 and the fourth quarter of 2022 was mainly due to the increase of operating cash inflow from vehicle deliveries as well as the decrease in capital expenditures.

6 Each ADS represents two Class A ordinary shares.

Business Outlook

For the second quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 76,000 and 81,000 vehicles, representing an increase of 164.9% to 182.4% from the second quarter of 2022.

•	Total revenues to be between RMB24.22 billion (US$3.53 billion) and RMB25.86 billion (US$3.77 billion), representing an increase of 177.4% to 196.1% from the second quarter of 2022.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Wednesday, May 10, 2023 (8:00 p.m. Beijing/Hong Kong Time on May 10, 2023) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10030396-a6jw52.html

A replay of the conference call will be accessible through May 17, 2023, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10030396

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income/loss from operations, non-GAAP net income/loss, non-GAAP net income/loss attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/loss per ADS attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li L9, a six-seat flagship family SUV, Li L8 and Li ONE, both of which are six-seat premium family SUVs, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “strives,” “endeavors,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	9,308,609	17,268,330	18,327,316	2,668,664
Other sales and services	253,427	381,544	459,737	66,943
Total revenues	9,562,036	17,649,874	18,787,053	2,735,607
Cost of sales:
Vehicle sales	(7,219,912)	(13,818,255)	(14,705,143)	(2,141,235)
Other sales and services	(178,269)	(265,288)	(251,804)	(36,666)
Total cost of sales	(7,398,181)	(14,083,543)	(14,956,947)	(2,177,901)
Gross profit	2,163,855	3,566,331	3,830,106	557,706
Operating expense:
Research and development	(1,373,962)	(2,070,091)	(1,852,297)	(269,715)
Selling, general and administrative	(1,202,967)	(1,629,859)	(1,645,307)	(239,575)
Other operating income, net	—	—	72,701	10,586
Total operating expenses	(2,576,929)	(3,699,950)	(3,424,903)	(498,704)
(Loss)/Income from operations	(413,074)	(133,619)	405,203	59,002
Other (expense)/income:
Interest expense	(10,138)	(38,393)	(32,438)	(4,723)
Interest income and investment income, net	162,874	255,772	418,531	60,943
Others, net	279,703	84,706	181,488	26,427
Income before income tax expense	19,365	168,466	972,784	141,649
Income tax (expense)/benefit	(30,231)	96,836	(38,947)	(5,671)
Net (loss)/income	(10,866)	265,302	933,837	135,978
Less: Net income attributable to noncontrolling interests	—	8,364	4,169	607
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(10,866)	256,938	929,668	135,371

Net (loss)/income	(10,866)	265,302	933,837	135,978
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of tax	(85,116)	42,097	27,607	4,020
Total other comprehensive (loss)/income	(85,116)	42,097	27,607	4,020
Total comprehensive (loss)/income	(95,982)	307,399	961,444	139,998
Less: Net income attributable to noncontrolling interests	—	8,364	4,169	607
Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(95,982)	299,035	957,275	139,391
Weighted average number of ADSs
Basic	964,870,446	976,970,967	979,166,653	979,166,653
Diluted	964,870,446	1,045,583,572	1,052,402,047	1,052,402,047
Net (loss)/earnings per ADS attributable to ordinary shareholders
Basic	(0.01)	0.26	0.95	0.14
Diluted	(0.01)	0.25	0.89	0.13
Weighted average number of ordinary shares
Basic	1,929,740,892	1,953,941,934	1,958,333,306	1,958,333,306
Diluted	1,929,740,892	2,091,167,144	2,104,804,095	2,104,804,095
Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(0.01)	0.13	0.47	0.07
Diluted	(0.01)	0.13	0.45	0.06

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	38,478,016	43,624,822	6,352,266
Restricted cash	1,940,142	1,659,887	241,698
Time deposits and short-term investments	18,031,395	19,712,197	2,870,318
Trade receivable	48,381	54,033	7,868
Inventories	6,804,693	6,262,437	911,881
Prepayments and other current assets	1,689,860	1,753,640	255,350
Total current assets	66,992,487	73,067,016	10,639,381
Non-current assets:
Long-term investments	1,484,491	1,478,869	215,340
Property, plant and equipment, net	11,187,898	12,785,988	1,861,784
Operating lease right-of-use assets, net	3,538,911	3,618,909	526,954
Intangible assets, net	832,620	840,674	122,412
Goodwill	5,484	5,484	799
Deferred tax assets	74,767	19,704	2,869
Other non-current assets	2,421,293	2,195,788	319,731
Total non-current assets	19,545,464	20,945,416	3,049,889
Total assets	86,537,951	94,012,432	13,689,270
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	390,750	827,868	120,547
Trade and notes payable	20,024,329	25,329,361	3,688,241
Amounts due to related parties	7,190	7,846	1,142
Deferred revenue, current	569,234	555,910	80,947
Operating lease liabilities, current	696,454	753,950	109,784
Accruals and other current liabilities	5,684,644	6,283,057	914,885
Total current liabilities	27,372,601	33,757,992	4,915,546
Non-current liabilities:
Long-term borrowings	9,230,807	8,516,026	1,240,029
Deferred revenue, non-current	581,598	583,025	84,895
Operating lease liabilities, non-current	1,946,367	1,987,594	289,416
Deferred tax liabilities	77,809	61,673	8,980
Other non-current liabilities	2,142,462	2,474,482	360,312
Total non-current liabilities	13,979,043	13,622,800	1,983,632
Total liabilities	41,351,644	47,380,792	6,899,178
Total Li Auto Inc. shareholders’ equity	44,858,701	46,299,865	6,741,782
Noncontrolling interests	327,606	331,775	48,310
Total shareholders’ equity	45,186,307	46,631,640	6,790,092
Total liabilities and shareholders’ equity	86,537,951	94,012,432	13,689,270

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Net cash provided by operating activities	1,833,769	4,925,350	7,780,366	1,132,909
Net cash provided by/(used in) investing activities	1,564,251	(5,308,274)	(2,692,753)	(392,095)
Net cash provided by/(used in) financing activities	902,991	251,024	(195,821)	(28,514)
Effect of exchange rate changes	(77,503)	(19,686)	(25,241)	(3,676)
Net change in cash, cash equivalents and restricted cash	4,223,508	(151,586)	4,866,551	708,624
Cash, cash equivalents and restricted cash at beginning of period	30,493,064	40,569,744	40,418,158	5,885,340
Cash, cash equivalents and restricted cash at end of period	34,716,572	40,418,158	45,284,709	6,593,964

Net cash provided by operating activities	1,833,769	4,925,350	7,780,366	1,132,909
Capital expenditures	(1,331,814)	(1,668,021)	(1,078,295)	(157,012)
Free cash flow (non-GAAP)	501,955	3,257,329	6,702,071	975,897

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Cost of sales	(7,398,181)	(14,083,543)	(14,956,947)	(2,177,901)
Share-based compensation expenses	10,665	16,644	11,186	1,629
Non-GAAP cost of sales	(7,387,516)	(14,066,899)	(14,945,761)	(2,176,272)

Research and development expenses	(1,373,962)	(2,070,091)	(1,852,297)	(269,715)
Share-based compensation expenses	324,532	476,522	336,220	48,957
Non-GAAP research and development expenses	(1,049,430)	(1,593,569)	(1,516,077)	(220,758)

Selling, general and administrative expenses	(1,202,967)	(1,629,859)	(1,645,307)	(239,575)
Share-based compensation expenses	152,754	209,135	132,823	19,341
Non-GAAP selling, general and administrative expenses	(1,050,213)	(1,420,724)	(1,512,484)	(220,234)

(Loss)/Income from operations	(413,074)	(133,619)	405,203	59,002
Share-based compensation expenses	487,951	702,301	480,229	69,927
Non-GAAP income from operations	74,877	568,682	885,432	128,929

Net (loss)/income	(10,866)	265,302	933,837	135,978
Share-based compensation expenses	487,951	702,301	480,229	69,927
Non-GAAP net income	477,085	967,603	1,414,066	205,905

Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(10,866)	256,938	929,668	135,371
Share-based compensation expenses	487,951	702,301	480,229	69,927
Non-GAAP net income attributable to ordinary shareholders of Li Auto Inc.	477,085	959,239	1,409,897	205,298

Weighted average number of ADSs (non-GAAP)
Basic	964,870,446	976,970,967	979,166,653	979,166,653
Diluted	1,035,309,021	1,045,583,572	1,052,402,047	1,052,402,047
Non-GAAP net earnings per ADS attributable to ordinary shareholders
Basic	0.49	0.98	1.44	0.21
Diluted	0.47	0.93	1.35	0.20
Weighted average number of ordinary shares (non-GAAP)
Basic	1,929,740,892	1,953,941,934	1,958,333,306	1,958,333,306
Diluted	2,070,618,042	2,091,167,144	2,104,804,095	2,104,804,095
Non-GAAP net earnings per share attributable to ordinary shareholders[7]
Basic	0.25	0.49	0.72	0.10
Diluted	0.23	0.46	0.67	0.10

7 Non-GAAP basic net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares, dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.